Momentive Performance Materials Inc.

260 Hudson River Road

Waterford, New York 12188

January 24, 2014

VIA EDGAR

John Cash

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Momentive Performance Materials Inc.

Form 10-K for the Year Ended December 31, 2012

Filed April 1, 2013

File No. 333-146093

Dear Mr. Cash:

Momentive Performance Materials Inc. (the “Company”) hereby acknowledges receipt of the comment letter dated December 24, 2013 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Annual Report on Form 10-K filed April 1, 2013. The Company hereby submits this letter in response to the Comment Letter.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment.

Management’s Discussion and Analysis of Financial Condition, page 33

Liquidity and Capital Resources, page 44

General

1.	On page 26, you disclose that the restricted payments covenant in the indenture governing your notes as well as restrictions in your credit facility generally limit your ability to pay dividends to your parent. In future filings, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations based on these restrictions. Please provide, if necessary, the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, to discuss restrictions on its ability to declare dividends and the resulting impact on its liquidity, financial condition and results of operations.

The Company advises the Staff that there are restrictions on the ability of certain of its subsidiaries to transfer funds to the parent in the form of cash dividends, loans or otherwise arise as a result of certain foreign government regulations or as a result of restrictions within certain subsidiaries’ financing agreements limiting such transfers to the amounts of available earnings and profits or otherwise limiting the amount of dividends that can be distributed. In either case, the Company has alternative methods to obtain cash from these subsidiaries in the form of intercompany loans and/or returns of capital in such instances where payment of dividends is limited to the extent of earnings and profits. Therefore, due to alternative methods of obtaining cash from its subsidiaries, the Company advises the Staff that the net assets of these subsidiaries are not restricted as defined in Rule 4-08(e). In future filings, the Company will provide additional disclosure to further describe these limitations discussed above.

Covenants under our Senior Secured Credit Facility and the Notes, page 50

2.	On page 51, you indicate that Adjusted EBITDA provides additional information to investors about your ability to comply with your financial covenants and to obtain debt in the future. Based on this disclosure as well as your other disclosures, it appears that you may consider Adjusted EBITDA to be both a non-GAAP performance measure and a non-GAAP liquidity measure. If true, please revise your disclosures in future filings to also reconcile Adjusted EBITDA your most directly comparable GAAP liquidity measure or show us how you will revise your disclosures in future filings to clarify how you use this measure.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not consider Adjusted EBITDA, as defined in the Company’s Secured Indentures, to be a non-GAAP liquidity measure. The Company has considered the guidance within Topic 9, Section 9210.5 of the U.S. Securities and Exchange Commission Division of Corporation Finance Financial Reporting Manual, which requires that covenants that impact the registrant’s ability to obtain additional debt or equity financing be addressed within the registrant’s liquidity and capital resources discussion. Accordingly, the Company has disclosed its Adjusted EBITDA to Fixed Charges Ratio covenant incurrence test, of which Adjusted EBITDA is a component. In addition, the Company has disclosed whether it is in compliance with this test as compliance with this test indicates to investors the Company’s ability to obtain or incur additional debt and access additional liquidity. The Company also advises the Staff that it considers unrestricted cash plus available borrowings under its revolving credit facility to be its primary measure of liquidity, as disclosed on page 45 within the Company’s Liquidity and Capital Resources section of the MD&A. The Company does not believe Adjusted EIBTDA itself to be a measure or quantification of the registrant’s liquidity. As such, the Company has not provided a reconciliation of Adjusted EBITDA to a comparable GAAP liquidity measure.

3.	Your Adjusted EBITDA measure includes adjustments for pro forma savings from Shared Services Agreement and pro forma cost savings and other initiatives. Please tell us supplementally and expand your disclosures in future filings to explain the pro forma nature of these adjustments including the underlying assumptions you are utilizing. Please address whether you subsequently realized your estimated cost savings.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff of the pro forma nature of the adjustments and underlying assumptions. The Company notes that Adjusted EBITDA is a defined term in the indentures that govern the Company’s notes and both the pro forma savings from the Shared Services Agreement and pro forma cost savings and other initiatives (the “Pro Forma Adjustments”) are specifically included under such definition. The Pro Forma Adjustments are not intended to represent pro forma adjustments as defined under Article 11 of Regulation S-X.

In accordance with the Company’s Secured Indentures, the Pro Forma Adjustments represent our estimate of the unrealized savings from such initiatives that would have been realized had the related actions been completed at the beginning of the last twelve month (“LTM”) period. The Pro Forma Adjustments include our assumptions about the likelihood of realization and estimate of such savings. Specifically, the Pro Forma Adjustments only include initiatives that are approved by senior management and therefore, deemed probable to occur. In addition, the Company also advises the Staff with reference to page 41, Results of Operations by Business, that the estimate of cost savings within Pro Forma Adjustments are consistent with those estimated savings incorporated into the Company’s annual budgeted Segment EBITDA targets, and therefore, represent management’s best estimate of the savings to occur from such initiatives.

Savings from the Shared Services Agreement represent the unrealized savings from shared services and logistics optimization, best-of-source contractual terms, procurement savings, and regional site rationalization as a result of the Momentive Combination. Cost Reductions Savings Programs represent the unrealized headcount reduction savings and plant rationalization savings related to cost reduction programs and other unrealized savings associated with the Company’s business realignments activities.

The shared service, regional site rationalization and administrative and overhead savings are related to headcount reductions and plant/site rationalizations. The savings are calculated based on actual costs of exiting headcount and elimination or reduction of site costs. Best of source contractual terms, procurement and logistics savings relate to cost savings as a result of lower cost contracts for raw materials and logistics as a result of better leverage with vendors.

The Company also acknowledges the Staff’s comments regarding the subsequent realization of such savings and advises the Staff that the disclosure included on page 36 within the Company’s 2012 Overview section of the MD&A addresses the subsequent realization of such savings.

The Company also agrees with the Staff’s comment to expand the disclosures related to these pro forma adjustments in future filings (as applicable) to include the supplemental information discussed above.

Financial Statements

(9) Debt Obligations, page F-20

(b) Long-Term Debt, page F-20

4.	It appears that the collateral for your notes and notes guarantees also include a pledge of capital stock of certain of your subsidiaries. In future filings, please revise your disclosure to indicate that the capital stock of certain of your subsidiaries is pledged as collateral for your notes as well as the specific terms of such collateralization.

Company Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, to indicate the extent of the capital stock and securities of its subsidiaries that is considered collateral for its notes, as well as the specific terms of such collateralization.

(14) Commitments and Contingencies, page F-32

(a) Litigation, page F-32

5.	You state that, “The Company is subject to various claims and legal actions arising in the ordinary course of business, none of which management believes is likely to have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.” With reference to Question 2 of SAB Topic 5Y please note that a statement that the contingency is not expected to be material does not satisfy the requirements of FASB ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, the registrant must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In future filings, please revise your disclosures accordingly.

Company Response:

The Company acknowledges the Staff’s comment and informs the Staff that while the Company has disclosed the fact that it is subject to various claims and legal actions arising in the ordinary course of business, the Company does not believe that there is a reasonable possibility that any loss resulting from various claims and legal actions will result in amounts that would be deemed material. Therefore, the Company will revise its disclosures in future filings as such, assuming facts and circumstances related to the referenced claims and legal actions remain unchanged. To assist in your review of this draft disclosure, the Company has underlined the proposed changes to the existing disclosure:

“The Company is subject to various claims and legal actions arising in the ordinary course of business, none of which management believes has a reasonable possibility of having a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.”

(17) Guarantor and Non-Guarantor Condensed Consolidating…., page F-42

6.	In future filings, please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.

Company Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings, beginning with the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, to disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.

7.	You disclosed that the guarantor subsidiaries are 100% owned by your Parent and all guarantees are full and unconditional, subject to certain customary release provisions set forth in the applicable Indenture. Please provide us with a specific and comprehensive discussion regarding how you considered these release provisions in determining that the guarantees are “full and unconditional” and in your reliance on Rule 3-10 of Regulation S-X.

Company Response:

The Company acknowledges the Staff’s comment and respectfully submits that it considered the guidance set forth in SEC Release Nos. 33-7878, 34-43124, Financial Statements and Period Reports for Related Issuers and Guarantors, including Section III.A.1.b thereof, regarding the meaning of “full and unconditional.” It is the Company’s understanding that, pursuant to the guidance of the Staff, a guarantee may not be “full and unconditional” if it contains certain automatic release provisions, including some provisions that are common in high yield notes indentures. However, the Staff has permitted issuers to rely on Rule 3-10(f) of Regulation S-X when the other requirements of such rule are met and the release provisions are limited to customary circumstances pursuant to Section 2510.5 of the Financial Reporting Manual (“Section 2510.5”).

Rule 3-10(f) of Regulation S-X states that when a parent issues securities that are guaranteed by multiple subsidiaries of that parent, the registration statement need not include financial statements of any subsidiary guarantor if:

1.	Each of the subsidiary guarantors are 100% owned by the parent company issuer;

2.	The guarantees are full and unconditional; and

3.	The guarantees are joint and several.

With respect to the Company’s debt securities, each of the subsidiary guarantors is 100% owned by the Company and therefore the first requirement of Rule 3-10(f) has been met. The third requirement is met because the indentures covering the guarantees each provide that such guarantees are guaranteed “jointly and severally.” With respect to the second requirement, the following is a discussion regarding how the Company considers the release provisions in determining that the guarantees are “full and unconditional.”

The subsidiary guarantee release provisions contained in the indentures governing the guarantees fit within the following “customary circumstances” set forth in Section 2510.5 pursuant to which a subsidiary guarantor may rely on Rule 3-10:

•	The subsidiary is sold or sells all of its assets;

•	The subsidiary is declared “unrestricted” for covenant purposes;

•	The subsidiary’s guarantee of other indebtedness is terminated or released;

•	The requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied;

•	The rating on the parent’s debt securities is changed to investment grade; or

•	The parent’s debt securities are converted or exchanged into equity securities.

There are no subsidiary guarantee release provisions in the indentures that do not fit with the above-mentioned customary circumstances. For these reasons, the Company respectfully submits that the guarantees are “full and unconditional” and the Company can rely on Rule 3-10 of Regulation S-X.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (614) 225-2066 or (614) 225-7299 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ William H. Carter

William H. Carter
Executive Vice President and Chief Financial Officer

cc:	Douglas A. Johns, Esq., Momentive Performance Materials Inc.

David S. Huntington, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP